

August 22, 2016

Paul Moody
President & Chief Executive Officer
Sigmata Electronics Inc.
28 Apollo Road, Suite 6A
East Providence, RI 02914

> **Re: Sigmata Electronics Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed August 10, 2016**
> **File No. 024-10556**

Dear Mr. Moody:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2016 letter.

Part I

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

1. We have reviewed your response to comment 3. However, it appears that you have incurred legal and accounting expenses related to the offering. If our understanding is correct, please disclose the anticipated fees to be paid in connection with this offering and names of service providers. Please also update the disclosures in your Preliminary Offering Circular.

Part II

Preliminary Offering Circular Dated August 10, 2016

Risk Factors, page 5

2. We note that you have revised your disclosures in several places to reflect that you are a shell company. Accordingly, please add a risk factor appropriately describing consequences of this status.

Exhibits to Offering Statement

Exhibit 1A-11

3. Please revise to provide a currently dated consent from your independent registered public accounting firm.

You may contact William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Office of Consumer Products